UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

July 26, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249607

(1)	Names of reporting persons Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,175,656
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,175,656
(9)	Aggregate amount beneficially owned by each reporting person 1,175,656
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person PN

CUSIP No. 984249607

(1)	Names of reporting persons Avenue Capital Partners VI, LLC (“Avenue Capital VI”)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,175,656[1]
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,175,656
(9)	Aggregate amount beneficially owned by each reporting person 1,175,656
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

[1]	This number represents shares beneficially held by Avenue Spec VI. Avenue Capital VI is the general partner of Avenue Spec VI.

CUSIP No. 984249607

(1)	Names of reporting persons GL Partners VI, LLC (“GL VI”)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,175,656[1]
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,175,656
(9)	Aggregate amount beneficially owned by each reporting person 1,175,656
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

[1]	This number represents shares beneficially held by Avenue Spec VI. GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

CUSIP No. 984249607

(1)	Names of reporting persons Avenue Capital Management II, L.P. (“Avenue Capital Management II”)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,592,615[1]
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,592,615
(9)	Aggregate amount beneficially owned by each reporting person 1,592,615
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 4.7%
(12)	Type of reporting person (see instructions) IA

[1]	Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below). This number includes 1,175,656 shares of common stock held by Avenue Spec VI and 416,959 shares of common stock held by Avenue Special Opportunities Fund I, L.P. (“Avenue Special Opportunities” and, together with Avenue Spec VI, the “Funds”).

CUSIP No. 984249607

(1)	Names of reporting persons Avenue Capital Management II GenPar, LLC (“GenPar”)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,592,615[1]
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,592,615
(9)	Aggregate amount beneficially owned by each reporting person 1,592,615
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 4.7%
(12)	Type of reporting person (see instructions) OO

[1]	This number represents shares beneficially held by Avenue Capital Management II. GenPar is the general partner of Avenue Capital Management II.

CUSIP No. 984249607

(1)	Names of reporting persons Marc Lasry
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,592,615
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,592,615
(9)	Aggregate amount beneficially owned by each reporting person 1,592,615
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 4.7%
(12)	Type of reporting person (see instructions) IN/HC

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Avenue Special Situations Fund VI (Master), L.P., Avenue Capital Partners VI, LLC, GL Partners VI, LLC, Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”) relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide Inc., a Delaware corporation (the “Issuer”). The Reporting Persons previously filed a Schedule 13G on November 23, 2011, with respect to their shares of Common Stock of the Issuer. The Schedule 13G was amended on May 29, 2013, August 29, 2013 and December 12, 2016 (as amended, the “Schedule 13G”). The Reporting Persons also previously filed a Schedule 13D on December 19, 2013, with respect to their shares of Common Stock of the Issuer. The Schedule 13D was amended on December 24, 2013, January 27, 2014, February 4, 2014, March 18, 2014, August 8, 2014, March 31, 2015, August 7, 2015, January 28, 2016 and November 17, 2016 (as amended, the “Schedule 13D”). This Schedule 13G amends the Schedule 13G and the Schedule 13D.

Item 1

(a)	Name of issuer.

YRC Worldwide Inc.

(b)	Address of issuer’s principal executive offices.

10990 Roe Avenue, Overland Park, Kansas 66211

Item 2

(a)	Name of persons filing: See Cover Pages Item 1

(b)	Address or principal business office or, if none, residence.

c/o Avenue Capital Management II, L.P.

399 Park Avenue, 6th Floor

New York, NY 10022

(c)	Citizenship:

See Cover Pages Item 4

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

984249607

Item 3	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4

See Cover Pages Items 5-11.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 33,530,642 shares of Common Stock outstanding as of April 28, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on May 4, 2017.

Collectively, the securities reported in this Schedule 13G are held by Avenue Spec VI and Avenue Special Opportunities. Avenue Capital VI is the general partner of Avenue Spec VI. GL VI is the managing member of Avenue Capital VI. Avenue SO Capital Partners I, LLC, a Delaware limited liability company (“Avenue SO Capital Partners”), is the general partner of Avenue Special Opportunities. GL SO Partners I, LLC, a Delaware limited liability company (“GL SO Partners I”), is the managing member of Avenue SO Capital Partners. Avenue Capital Management II is an investment adviser to Avenue Spec VI and Avenue Special Opportunities. Genpar is the general partner of Avenue Capital Management II. Marc Lasry is the managing member of GL VI, GL SO Partners I, and GenPar. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

None of the Reporting Persons is the beneficial owner of more than five percent of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2017

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:	Avenue Capital Partners VI, LLC, its general partner

By:	GL Partners VI, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL PARTNERS VI, LLC

By:	GL Partners VI, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

GL PARTNERS VI, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact